Exhibit 13.1

Report of Independent Accountants

January 23, 1996, except as to the Subsequent Event note, which is as of December 30, 1996

To the Board of Directors and Shareholders
Ball Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of (loss) income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ball Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Inventories note to consolidated financial statements, the company changed its method of determining the cost of certain inventories from first-in, first-out to the last-in, first-out method effective January 1, 1995. In addition, as discussed in the Other Postretirement and Postemployment Benefits note to consolidated financial statements, the company adopted Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993.

Price Waterhouse LLP
Indianapolis, Indiana

Consolidated Statement of (Loss) Income
Ball Corporation and Subsidiaries


                                                                                     Year ended December 31,
                                                                         ------------------------------------------------
(dollars in millions except per share amounts)                               1995              1994             1993
                                                                         -------------     -------------    -------------

Net sales                                                                   $2,045.8          $1,842.8         $1,735.1
                                                                         -------------     -------------    -------------

   Costs and expenses
     Cost of sales                                                           1,836.6           1,615.0          1,540.5
     General and administrative expenses                                        83.3              79.3             91.9
     Selling and product development expenses                                   16.2              18.9             15.0
     Loss on dispositions (net), restructuring and other                         7.1               6.8             57.3
     Interest expense                                                           25.7              26.9             30.5
                                                                         -------------     -------------    -------------
                                                                             1,968.9           1,746.9          1,735.2
                                                                         -------------     -------------    -------------

   Income (loss) from continuing operations
     before taxes on income                                                     76.9              95.9             (0.1)
   Provision for income tax (expense) benefit                                  (26.4)            (34.4)             2.0
   Minority interests                                                           (1.6)             --               --
   Equity in earnings of affiliates                                              3.0               2.5              1.3
                                                                         -------------     -------------    -------------
   Net income (loss) from:
     Continuing operations                                                      51.9              64.0              3.2
     Discontinued operations                                                   (70.5)              9.0            (33.6)
                                                                         -------------     -------------    -------------
   Net (loss) income before cumulative effect of
     changes in accounting principles                                          (18.6)             73.0            (30.4)
   Cumulative effect of changes in accounting principles,
     net of tax benefit                                                          -                 -              (34.7)
                                                                         -------------     -------------    -------------
   Net (loss) income                                                           (18.6)             73.0            (65.1)
     Preferred dividends, net of tax benefit                                    (3.1)             (3.2)            (3.2)
                                                                         -------------    -------------     -------------
   Net (loss) earnings attributable to common shareholders                  $  (21.7)         $   69.8         $  (68.3)
                                                                         =============     =============    =============

   Net (loss) earnings per share of common stock:
     Continuing operations                                                   $  1.63          $   2.05          $  0.00
     Discontinued operations                                                   (2.35)             0.30            (1.17)
     Cumulative effect of changes in accounting principles,
       net of tax benefit                                                       -                 -               (1.21)
                                                                         -------------     -------------    -------------
                                                                            $  (0.72)         $   2.35         $  (2.38)
                                                                         =============     =============    =============
   Fully diluted (loss) earnings per share:
     Continuing operations                                                   $  1.54           $  1.92          $  0.00
     Discontinued operations                                                   (2.18)             0.28            (1.17)
     Cumulative effect of changes in accounting principles,
       net of tax benefit                                                       -                 -               (1.21)
                                                                         -------------     -------------    -------------
                                                                            $  (0.64)         $   2.20         $  (2.38)
                                                                         =============     =============    =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheet
Ball Corporation and Subsidiaries


                                                                                                December 31,
                                                                                       -------------------------------
(dollars in millions)                                                                      1995              1994
                                                                                       -------------     -------------

Assets
Current assets
   Cash and temporary investments                                                         $    5.1         $   10.4
   Accounts receivable, net                                                                  190.2            148.6
   Inventories, net                                                                          318.5            252.1
   Deferred income tax benefits                                                               28.2             26.8
   Prepaid expenses                                                                           32.3             24.9
                                                                                       -------------     -------------
     Total current assets                                                                    574.3            462.8
                                                                                       -------------     -------------

Discontinued operations                                                                      200.8            388.0
                                                                                       -------------     -------------

Property, plant and equipment, at cost
   Land                                                                                       24.0             23.7
   Buildings                                                                                 230.2            224.2
   Machinery and equipment                                                                   879.2            750.8
                                                                                       -------------     -------------
                                                                                           1,133.4            998.7
   Accumulated depreciation                                                                 (505.3)          (468.9)
                                                                                       -------------     -------------
                                                                                             628.1            529.8
                                                                                       -------------     -------------

Investments in affiliates                                                                     84.5             30.8
Goodwill and other intangibles, net                                                           66.0             65.1
Net cash surrender value of company-owned life insurance                                      16.8             94.7
Other assets                                                                                  43.5             60.7
                                                                                       -------------     -------------
                                                                                          $1,614.0         $1,631.9
                                                                                       =============     =============

Liabilities and Shareholders' Equity
Current liabilities
   Short-term debt and current portion of long-term debt                                  $  155.0         $  116.7
   Accounts payable                                                                          195.3            166.7
   Salaries, wages and accrued employee benefits                                              72.8             73.3
   Other current liabilities                                                                  73.9             49.2
                                                                                       -------------     -------------
     Total current liabilities                                                               497.0            405.9
                                                                                       -------------     -------------
Noncurrent liabilities
   Long-term debt                                                                            320.4            377.0
   Deferred income taxes                                                                      30.0             46.4
   Employee benefit obligations, restructuring and other                                     177.9            185.9
                                                                                       -------------     -------------
     Total noncurrent liabilities                                                            528.3            609.3
                                                                                       -------------     -------------
Contingencies
Minority interests                                                                             6.0             --
                                                                                       -------------     -------------
Shareholders' equity
   Series B ESOP Convertible Preferred Stock                                                  65.6             67.2
   Unearned compensation  -  ESOP                                                            (50.4)           (55.3)
                                                                                       -------------     -------------
     Preferred shareholder's equity                                                           15.2             11.9
                                                                                       -------------     -------------
   Common stock (32,172,768 shares issued - 1995;
     31,034,338 shares issued - 1994)                                                        293.8            261.3
   Retained earnings                                                                         336.4            378.6
   Treasury stock, at cost (2,058,173 shares - 1995; 1,166,878 shares - 1994)                (62.7)           (35.1)
                                                                                       -------------     -------------
     Common shareholders' equity                                                             567.5            604.8
                                                                                       -------------     -------------
                                                                                          $1,614.0         $1,631.9
                                                                                       =============     =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows
Ball Corporation and Subsidiaries


                                                                                Year ended December 31,
                                                                    ------------------------------------------------
(dollars in millions)                                                   1995             1994              1993
                                                                    -------------    --------------    -------------

Cash Flows from Operating Activities
Net income from continuing operations before
     cumulative effect of changes in accounting principles             $ 51.9            $ 64.0            $  3.2
Reconciliation of net income to net cash
     provided by operating activities:
   Loss on dispositions (net), restructuring and other                    7.1               6.8              57.3
   Depreciation and amortization                                         78.7              78.6              74.1
   Net payments for restructuring and other charges                     (10.8)             (6.1)             (3.4)
   Deferred taxes on income                                               6.7               7.1             (20.2)
   Other                                                                  9.2              (7.4)              2.0
Working capital changes, excluding
     effects of dispositions and acquisitions:
   Accounts receivable, including $66.5 million in proceeds from
     the sale of trade accounts receivable in 1993                      (27.1)             (6.7)             68.5
   Inventories                                                          (69.8)             (6.5)             35.3
   Other current assets                                                 (32.6)              3.8             (20.9)
   Accounts payable                                                      22.8              49.3             (19.2)
   Other current liabilities                                             (3.2)              8.8             (32.1)
                                                                    -------------    --------------    -------------
         Net cash provided by operating activities                       32.9             191.7             144.6
                                                                    -------------    --------------    -------------

Cash Flows from Financing Activities
   Principal payments of long-term debt, including refinancing of
     $108.8 million of Heekin indebtedness in 1993                      (79.9)            (44.9)           (181.5)
   Changes in long-term borrowings                                       22.2             (74.3)            136.2
   Net change in short-term borrowings                                   40.0             (15.0)             26.5
   Common and preferred dividends                                       (23.0)            (22.9)            (40.8)
   Proceeds from issuance of common stock under
     various employee and shareholder plans                              32.5              19.8              20.0
   Acquisitions of treasury stock                                       (27.5)             (9.9)             (8.6)
   Other                                                                 (5.8)             (1.7)              1.2
                                                                    -------------    --------------    -------------
         Net cash used in financing activities                          (41.5)           (148.9)            (47.0)
                                                                    -------------    --------------    -------------

Cash Flows from Investment Activities
   Additions to property, plant and equipment                          (178.9)            (41.3)            (89.1)
   Investments in affiliates                                            (55.2)             (5.6)            (13.7)
   Company-owned life insurance, net                                     88.4              (1.4)             15.5
   Net proceeds from business dispositions                               14.5               -                 -
   Net cash flows attributable to discontinued operations:
     Net proceeds on sale of Ball Glass business                        317.5               -                 -
     Investment in Ball-Foster                                         (180.6)              -                 -
     Other cash to discontinued operations                              (20.2)             (2.0)            (20.6)
   Other                                                                 17.8               9.7               4.0
                                                                    -------------    --------------    -------------
         Net cash provided by (used in) investment activities             3.3             (40.6)           (103.9)
                                                                    -------------    --------------    -------------

Net (Decrease) Increase in Cash                                          (5.3)              2.2              (6.3)
Cash and temporary investments at beginning of year                      10.4               8.2              14.5
                                                                    -------------    --------------    -------------
Cash and Temporary Investments at End of Year                          $  5.1            $ 10.4            $  8.2
                                                                    =============    ==============    =============

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity
Ball Corporation and Subsidiaries


                                                       Number of Shares                       Year ended December 31,
                                                        (in thousands)                         (dollars in millions)
                                               1995          1994          1993          1995          1994          1993
                                             ----------    ----------    ----------    ----------    ----------    ----------

Series B ESOP Convertible
   Preferred Stock
   Balance, beginning of year                   1,828         1,870         1,893        $ 67.2        $ 68.7        $ 69.6
   Shares issued                                  -              -             11           -             -             0.4
   Shares retired                                 (41)          (42)          (34)         (1.6)         (1.5)         (1.3)
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Balance, end of year                         1,787         1,828         1,870        $ 65.6        $ 67.2        $ 68.7
                                             ==========    ==========    ==========    ==========    ==========    ==========

Unearned Compensation - ESOP
   Balance, beginning of year                                                            $(55.3)       $(58.6)       $(61.6)
   Amortization                                                                             4.9           3.3           3.0
                                                                                       ----------    ----------    ----------
   Balance, end of year                                                                  $(50.4)       $(55.3)       $(58.6)
                                                                                       ==========    ==========    ==========

Common Stock
   Balance, beginning of year                  31,034        30,258        26,968        $261.3        $241.5        $130.4
   Shares issued to acquire
     Heekin Can, Inc.                              -             -          2,515           -             -            88.3
   Shares issued for stock options and
     other employee and shareholder stock
     plans less shares exchanged                1,139           776           775          32.5          19.8          22.8
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Balance, end of year                        32,173        31,034        30,258        $293.8        $261.3        $241.5
                                             ==========    ==========    ==========    ==========    ==========    ==========

Retained Earnings
   Balance, beginning of year                                                            $378.6        $332.2        $482.4
   Net (loss) income for the year                                                         (18.6)         73.0         (65.1)
   Common dividends                                                                       (18.0)        (17.8)        (35.5)
   Dividend of Alltrista shares                                                             -             -           (34.5)
   Preferred dividends, net of tax benefit                                                 (3.1)         (3.2)         (3.2)
   Foreign currency translation adjustment                                                 (1.4)         (6.7)         (4.1)
   Additional minimum pension
     liability, net of tax                                                                 (1.1)          1.1          (7.8)
                                                                                       ----------    ----------    ----------
   Balance, end of year                                                                  $336.4        $378.6        $332.2
                                                                                       ==========    ==========    ==========

Treasury Stock
   Balance, beginning of year                  (1,167)         (812)         (539)       $(35.1)       $(25.1)       $(16.8)
   Shares reacquired                             (889)         (350)         (281)        (27.5)         (9.9)         (8.6)
   Shares issued for stock options and
     other employee and shareholder stock
     plans less shares exchanged                   (2)           (5)            8          (0.1)         (0.1)          0.3
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Balance, end of year                        (2,058)       (1,167)         (812)       $(62.7)       $(35.1)       $(25.1)
                                             ==========    ==========    ==========    ==========    ==========    ==========

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Ball Corporation and Subsidiaries

Subsequent Event
Exit of Commercial Glass Packaging Business
On October 1, 1996, the company sold its remaining interest in Ball-Foster Glass Container Co., L.L.C. (Ball-Foster), a joint-venture company formed in 1995, to Compagnie de Saint-Gobain. With this sale, the company no longer participates in the manufacture of glass containers. Accordingly, the accompanying Consolidated Financial Statements and notes have been restated from amounts previously reported to segregate the financial effects of the commercial glass packaging business as discontinued operations. Also included in 1993 discontinued operations are the financial effects of the businesses contributed to Alltrista Corporation, formerly a wholly-owned subsidiary. See the notes, "Dispositions" and "Spin-Off," for more information regarding these transactions. All amounts included in the Notes to Consolidated Financial Statements pertain to continuing operations except where otherwise noted.

Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of Ball Corporation and majority-owned subsidiaries. Investments in 20-percent through 50-percent owned affiliated companies, and majority-owned affiliates where control is temporary, are included under the equity method where the company exercises significant influence over operating and financial affairs. Otherwise, investments are included at cost. Differences between the carrying amounts of equity investments and the company's interest in underlying net assets are amortized over periods benefited. All significant intercompany transactions are eliminated.

Foreign Currency Translation
Foreign currency financial statements of foreign operations where the local currency is the functional currency are translated using period end exchange rates for assets and liabilities and average exchange rates during each period for results of operations and cash flows.

Temporary Investments
Temporary investments are considered cash equivalents if original maturities are three months or less.

Revenue Recognition
Sales and earnings are recognized primarily upon shipment of products, except in the case of long-term government contracts for which revenue is recognized under the percentage-of-completion method. Certain of these contracts provide for fixed and incentive fees which are recorded as they are earned or when incentive amounts become determinable. Provision for estimated contract losses, if any, are made in the period that such losses are determined.

Inventories
Inventories are stated at the lower of cost or market. The cost for substantially all inventories within the U.S. metal food container business is determined using the last-in, first-out (LIFO) method of accounting. Effective January 1, 1995, the company adopted the LIFO method for determining the cost of certain U.S. metal beverage container inventories. The cost for remaining inventories is determined using the first-in, first-out (FIFO) method.

Depreciation and Amortization
Depreciation is provided on the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives (buildings
- 15 to 40 years; machinery and equipment - 5 to 10 years). Goodwill is amortized over the periods benefited, generally 40 years.

Taxes on Income
Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date based upon enacted income tax laws and tax rates. Income tax expense or benefit is provided based on earnings reported in the financial statements. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities.

Financial Instruments
Accrual accounting is applied for financial instruments classified as hedges. Costs of hedging instruments are deferred as a cost adjustment, or deferred and amortized as a yield adjustment over the term of the hedging agreement. Gains and losses on early terminations of derivative financial instruments related to debt are deferred and amortized as yield adjustments. Deferred gains and losses related to exchange rate forwards are recognized as cost adjustments of the related purchase or sale transaction.

Employee Stock Ownership Plan
The company records the cost of its Employee Stock Ownership Plan (ESOP) using the shares allocated transitional method under which the annual pretax cost of the ESOP, including preferred dividends, approximates program funding. Compensation and interest components of ESOP cost are included in net income; preferred dividends, net of related tax benefits, are shown as a reduction from net income. Unearned compensation-ESOP will be reduced as the principal of the guaranteed ESOP notes is amortized.

Earnings Per Share of Common Stock
Earnings per share computations are based upon net (loss) earnings attributable to common shareholders and the weighted average number of common shares outstanding each year. Fully diluted earnings per share computations assume that the Series B ESOP Convertible Preferred Stock was converted into additional outstanding common shares and that outstanding dilutive stock options were exercised. In the fully diluted computation, net (loss) earnings attributable to common shareholders is adjusted for additional ESOP contributions which would be required if the Series B ESOP Convertible Preferred Stock was converted to common shares and excludes the tax benefit of deductible common dividends upon the assumed conversion of the Series B ESOP Preferred Stock.
     The fully diluted loss per share in 1995 has been restated from the amount previously reported, as the assumed conversion of preferred stock and exercise of stock options resulted in a dilutive effect on continuing operations. As the effect on continuing operations is dilutive, the fully diluted weighted average share amounts are required to be used for discontinued operations, resulting in a lower loss per share. The fully diluted loss per share in 1993 is the same as the net loss per common share because the assumed exercise of stock options and conversion of preferred stock would have been antidilutive on both continuing and discontinued operations.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.

New Accounting Pronouncements
The Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS No. 123, "Accounting for Stock-Based Compensation," which are effective for the company beginning in 1996. SFAS No. 121 requires a review for impairment of long-lived assets and certain identifiable intangibles used in the business whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The statement also requires that long-lived assets and certain identifiable intangibles which are held for disposition should be reported at the lower of carrying amount or fair value less cost to sell. The company does not expect a financial impact in 1996 from the adoption of this statement.
     SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 also defines a fair value-based method of accounting for employee stock options and encourages, though does not require, companies to adopt that method of accounting for all employee stock compensation plans. The company will continue to account for its stock-based employee compensation programs as prescribed by existing generally accepted accounting principles.

Business Segment Information
The   company  has  two   business  segments:   packaging,  and   aerospace  and
technologies.
     Within the packaging segment, effective January 1, 1995, the company consolidated the results of FTB Packaging, Ltd. (FTB Packaging), the company's Hong Kong-based metal packaging subsidiary. Also in 1995, the company entered the PET (polyethylene terephthalate) plastic container business. Costs incurred in connection with the start-up of that business are included in packaging segment results. In March 1993 the company acquired Heekin Can, Inc. (Heekin), a metal food container and specialty products business, which is included in the consolidated results from its acquisition date. As a result of the company's sale of its glass business to Ball-Foster in which it acquired a 42-percent interest, and the subsequent sale of this investment in 1996, the company has exited the glass packaging business. Accordingly, the results of the glass business, previously included in the packaging segment, are reported as discontinued operations. Further information regarding the sale of the glass business and acquisition of Heekin is provided in the notes, "Dispositions" and "Acquisitions." The packaging segment includes the data for the following operations:

     Metal   - manufacture of metal beverage and food containers, container ends and specialty products.

     Plastic - manufacture of PET plastic containers, primarily for use in beverage and food packaging.

     With regard to the aerospace and technologies segment (formerly aerospace and communications), the company sold its Efratom time and frequency measurement business in March 1995. The gain recorded in connection with the sale is included as part of the aerospace and technologies segment operating earnings, as are the results of that business through the date of sale. The aerospace and technologies segment includes the following operations: the aerospace systems division, comprised of electro-optics and cryogenics, space systems and systems engineering; and the telecommunication products division.
     Packaging segment sales to Anheuser-Busch Companies, Inc. represented approximately 14 percent, 16 percent and 15 percent of consolidated net sales in 1995, 1994 and 1993, respectively. Sales to Pepsico, Inc. and its affiliates comprised approximately 10 percent of consolidated net sales in 1993. Sales to all bottlers of Pepsi-Cola and Coca-Cola branded beverages comprised approximately 30 to 33 percent of consolidated net sales in each of 1995, 1994 and 1993. Sales to various U.S. government agencies by the aerospace and technologies segment represented approximately 13 percent, 11 percent and 12 percent of consolidated net sales in 1995, 1994 and 1993, respectively.


Summary of Business by Segment
(dollars in millions)                                          1995              1994             1993
                                                           -------------     -------------    -------------

Net Sales
Packaging                                                    $1,730.0          $1,574.8         $1,466.8
Aerospace and technologies                                      315.8             268.0            268.3
                                                           -------------     -------------    -------------
   Consolidated net sales                                     2,045.8           1,842.8          1,735.1
                                                           =============     =============    =============

Income (Loss)
Packaging                                                        95.6             119.7             89.8
Dispositions, restructuring and other charges (1)               (10.9)              -              (25.3)
                                                           -------------     -------------    -------------
     Total packaging                                             84.7             119.7             64.5
                                                           -------------     -------------    -------------
Aerospace and technologies                                       27.3              23.1              3.3
Dispositions, restructuring and other charges (1)                 3.8              (4.0)           (29.1)
                                                           -------------     -------------    -------------
     Total aerospace and technologies                            31.1              19.1            (25.8)
                                                           -------------     -------------    -------------

Consolidated operating earnings                                 115.8             138.8             38.7
Corporate expenses, net                                         (13.2)            (13.2)            (5.4)
Corporate restructuring and other charges (1)                     -                (2.8)            (2.9)
Interest expense                                                (25.7)            (26.9)           (30.5)
                                                           -------------     -------------    -------------
   Consolidated income (loss) from continuing
     operations before taxes on income                           76.9              95.9             (0.1)
                                                           =============     =============    =============

Assets Employed in Operations (2)
Packaging                                                     1,069.5             883.5            884.2
Aerospace and technologies                                      124.2             124.2            145.9
                                                           -------------     -------------    -------------
     Assets employed in operations                            1,193.7           1,007.7          1,030.1
Discontinued operations                                         200.8             388.0            377.0
Investments in affiliates (3)                                    84.5              30.8             29.2
Corporate (4)                                                   135.0             205.4            232.5
                                                           -------------     -------------    -------------
   Total assets                                               1,614.0           1,631.9          1,668.8
                                                           =============     =============    =============

Property, Plant and Equipment Additions
Packaging                                                       163.3              34.7             76.5
Aerospace and technologies                                       13.9               5.3             10.8
Corporate                                                         1.7               1.3              1.8
                                                           -------------     -------------    -------------
   Total additions                                              178.9              41.3             89.1
                                                           =============     =============    =============

Depreciation and Amortization
Packaging                                                        65.5              64.4             56.7
Aerospace and technologies                                       10.9              11.5             13.1
Corporate                                                         2.3               2.7              4.3
                                                           -------------     -------------    -------------
   Total depreciation and amortization                       $   78.7          $   78.6         $   74.1
                                                           =============     =============    =============

(1)  Refer to the notes,  "Dispositions"  and "Restructuring and Other Charges."
(2)  Includes reserves described in the note, "Restructuring and Other Charges."
(3) Investments in affiliates at December 31, 1995, include $49.1 million for affiliates in Asia, principally held through FTB Packaging; $18.8 million for EarthWatch; and, $16.6 million for Datum and others. Amounts for 1994 and 1993 were comprised principally of Asian affiliates, including FTB Packaging.
(4) Corporate assets include cash and temporary investments, current deferred and prepaid income taxes, amounts related to employee benefit plans and corporate facilities and equipment.

Financial data segmented by geographic area is provided below.

Summary of Business by Geographic Area

                                           United           Canada
(dollars in millions)                      States         and Other            Asia          Eliminations        Consolidated
                                        -------------    -------------     -------------    ---------------     ---------------

1995
Net sales
   Sales to unaffiliated customers        $1,685.7           $304.0             $56.1            $  -              $2,045.8
   Inter-area sales to affiliates              -                0.3               -                (0.3)                -
                                        -------------    -------------     -------------    ---------------     ---------------
                                           1,685.7            304.3              56.1              (0.3)            2,045.8
                                        =============    =============     =============    ===============     ===============
Consolidated operating earnings (1)           92.1             19.1               4.7              (0.1)              115.8
                                        =============    =============     =============    ===============     ===============
Assets employed in operations             $  938.8           $198.2             $60.4             $(3.7)           $1,193.7
                                        =============    =============     =============    ===============     ===============

1994
Net sales
   Sales to unaffiliated customers        $1,563.0           $279.8                              $  -              $1,842.8
   Inter-area sales to affiliates              0.6              1.0                                (1.6)                -
                                        -------------    -------------                      ---------------     ---------------
                                           1,563.6            280.8                                (1.6)            1,842.8
                                        =============    =============                      ===============     ===============
Consolidated operating earnings (1)          119.1             19.7                                 -                 138.8
                                        =============    =============                      ===============     ===============
Assets employed in operations             $  819.6           $193.3                              $ (5.2)           $1,007.7
                                        =============    =============                      ===============     ===============

1993
Net sales
   Sales to unaffiliated customers        $1,466.4           $268.7                              $  -              $1,735.1
   Inter-area sales to affiliates              9.3              9.9                               (19.2)                -
                                        -------------    -------------                      ---------------     ---------------
                                           1,475.7            278.6                               (19.2)            1,735.1
                                        =============    =============                      ===============     ===============
Consolidated operating earnings (1)           39.4             (0.7)                                -                  38.7
                                        =============    =============                      ===============     ===============
Assets employed in operations             $  799.8           $232.8                              $ (2.5)           $1,030.1
                                        =============    =============                      ===============     ===============

(1)  Refer to the notes, "Dispositions" and "Restructuring and Other Charges."

Dispositions
Ball Glass
On September 15, 1995, the company sold substantially all of the assets of Ball Glass Container Corporation (Ball Glass), a wholly-owned subsidiary of the company, to Ball-Foster Glass Container Co., L.L.C. (Ball-Foster) for approximately $323 million in cash. In 1996, the company received an additional $15 million in cash in full settlement of the 1995 sale. Concurrent with the 1995 transaction, the company acquired a 42-percent interest in Ball-Foster for $180.6 million. The remaining 58-percent interest was acquired for $249.4 million by Compagnie de Saint-Gobain (Saint-Gobain). Ball-Foster also acquired substantially all of the assets of Foster-Forbes, a unit of American National Can Company, for approximately $680 million in cash.
     On October 1, 1996, the company sold its remaining interest in Ball-Foster to Saint-Gobain for $190 million in cash. Effective with this transaction, the company no longer participates in the glass packaging business. Accordingly, the financial effects of the glass business have been reported separately as discontinued operations.

     The following table provides summary income statement data related to discontinued glass operations.

                                                                                   Year ended December 31,
                                                                       ------------------------------------------------
(dollars in millions)                                                      1995              1994              1993
                                                                       -------------     -------------     -------------

Net sales                                                                   $545.9            $750.6            $698.7
                                                                       -------------     -------------     -------------

(Loss) earnings before interest and taxes                                   $(80.6)           $ 38.0            $(35.9)
Allocated interest expense                                                   (12.1)            (14.1)            (15.4)
Provision for income tax benefit (expense)                                    26.5             (10.3)             19.2
Net loss after taxes attributable to the
company's investment in Ball-Foster                                           (1.3)             --                --
Minority interest                                                             (3.0)             (4.6)             (3.6)
                                                                       -------------     -------------     -------------
Net (loss) income attributable to the glass business                        $(70.5)           $  9.0            $(35.7)
                                                                       =============     =============     =============

     Included in glass results for 1995 is a charge of $111.1 million ($76.7 million after tax, or $2.55 per share) in connection with the sale of the assets of Ball Glass to Ball-Foster. The net loss attributable the glass business in 1993 includes a charge of $51.4 million ($31.4 million after tax, or $1.09 per share) in connection with the company's plan to eliminate excess manufacturing capacity through plant closures and consolidations. These restructuring activities were substantially completed in 1995. See the note, "Restructuring and Other Charges," for additional information.
     Interest expense allocated to glass operations was based on the average net assets of discontinued operations and Ball Corporation's weighted average interest rate for general borrowings. Debt specifically identified with the company's other operations was excluded in determining the weighted average interest rate. The net (loss) income from discontinued glass operations includes allocated general and administrative expenses directly related to the glass business of approximately $5.7 million, $3.2 million and $2.6 million for 1995, 1994 and 1993, respectively.
     Net assets of discontinued operations have not been reduced for pension and other postretirement liabilities attributable to employees of the glass business. The composition of the net assets of the glass packaging business is summarized below:

                                                           December 31,
                                                    ----------------------------
(dollars in millions)                                  1995            1994
                                                    ------------   -------------

Net current assets                                    $  17.9          $141.5
Net noncurrent assets, including minority interest      182.9           246.5
                                                    ------------   -------------
  Net assets of discontinued glass operations          $200.8          $388.0
                                                    ============   =============

Efratom
In March 1995 the company sold its Efratom time and frequency measurement business to Datum Inc. (Datum) for cash of $15.0 million and approximately 1.3 million shares of Datum common stock with a market value of $14.0 million at the date of the sale. In conjunction with the sale of Efratom, the company recorded a gain of $11.8 million ($7.7 million after tax or 25 cents per share). The company records its 32-percent share of Datum's earnings under the equity method; the investment is included in investments in affiliates in the Consolidated Balance Sheet.

Spin-Off
In March 1993 the company's board of directors declared a dividend and approved the distribution of 100 percent of the stock of Alltrista Corporation (Alltrista), then a wholly-owned subsidiary of the company, to the holders of company common stock of record on April 2, 1993. Shareholders received one share of Alltrista common stock for each four shares of Ball common stock held on that date. The dividend distribution of $34.5 million represented the net assets of $32.2 million, which included bank indebtedness of $75.0 million, along with transaction costs of $2.3 million. Following the distribution, Alltrista operated as an independent, publicly-owned corporation.
     Alltrista's 1993 net sales and net income were $67.4 million and $2.1 million, respectively, through the date of distribution. Alltrista's net income included interest expense allocated based on assumed indebtedness of $75.0 million at Ball Corporation's weighted average interest rate for general borrowings, and allocated general and administrative expenses of $1.2 million.

Acquisition
In March 1993 the company acquired Heekin Can, Inc., a manufacturer of metal food, pet food and aerosol containers, through a tax-free exchange of shares accounted for as a purchase. Each outstanding share of common stock of Heekin was exchanged for 0.769 shares of common stock of the company. The consideration amounted to approximately $91.3 million, consisting of 2,514,630 newly issued shares of the company's common stock which were exchanged for 3,270,000 issued and outstanding shares of Heekin common stock valued at $27.00 per share, and transaction costs of approximately $3.0 million. In connection with the acquisition, the company also assumed $121.9 million of Heekin indebtedness, of which $108.8 million was refinanced following the acquisition. The purchase price has been assigned, based upon estimated fair values, to acquired assets of $326.8 million, including goodwill of $47.0 million, and assumed liabilities of $235.5 million.

Accounts Receivable
Sale of Trade Accounts Receivable
In September 1993, as an alternative source of competitively priced financing, the company entered into an agreement to sell, on a revolving basis without recourse, an undivided percentage ownership interest in a designated pool of up to $75.0 million of packaging trade accounts receivable. The current agreement expires in December 1996 and includes an optional one year extension. The company's retained credit exposure on receivables sold is limited to $8.5 million.
     At December 31, 1995 and 1994, the $66.5 million of trade receivables sold was reflected as a reduction of accounts receivable in the accompanying Consolidated Balance Sheet. Costs of the program are based on certain variable interest indices and are included in the caption, "general and administrative expenses." Costs recorded in 1995, 1994 and 1993 amounted to $4.3 million, $3.0 million and $.6 million, respectively.

Accounts Receivable in Connection with Long-Term Contracts
Net accounts receivable under long-term contracts, due primarily from agencies of the U.S. government, were $59.9 million and $47.6 million at December 31, 1995 and 1994, respectively, and include gross unbilled amounts representing revenue earned but not yet billable of $24.9 million and $12.4 million, respectively. Approximately $6.7 million of gross unbilled receivables at December 31, 1995, is expected to be collected after one year.

Inventories
Inventories at December 31 consisted of the following:

(dollars in millions)                             1995              1994
                                              -------------     -------------
Raw materials and supplies                        $ 82.8            $102.0
Work in process and finished goods                 235.7             150.1
                                              -------------     -------------
                                                  $318.5            $252.1
                                              =============     =============

     Effective January 1, 1995, the company adopted the LIFO method of accounting for determining the cost of certain U.S. metal beverage container inventories as a preferable method for matching the cost of the products sold with the revenues generated. The impact of this change in accounting was an increase in cost of sales and corresponding decrease in operating earnings of $17.1 million ($10.4 million after tax or 35 cents per share). The company is unable to determine the cumulative impact of this change on prior periods.
     With the adoption of LIFO accounting for U.S. metal beverage container inventories, approximately 75 percent of total U.S. product inventories at December 31, 1995, were valued using this method. Inventories, at December 31, 1995, would have been $17.1 million higher than the reported amounts if the FIFO method, which approximates replacement cost, had been used for all inventories.

Company-Owned Life Insurance
The company has purchased insurance on the lives of certain groups of employees. Premiums have been approximately $20 million annually. Amounts in the Consolidated Statement of Cash Flows represent net cash flows from this program including policy loans of $113.2 million, $23.4 million and $37.2 million in 1995, 1994 and 1993, respectively. Loans outstanding of $233.0 million and $120.7 million at December 31, 1995 and 1994, respectively, are reflected as a reduction in the net cash value in the Consolidated Balance Sheet. The policies are issued by Great-West Life Assurance Company and The Hartford Life Insurance Company. Legislation enacted in 1996 limits the amount of interest on policy loans which can be deducted for federal income tax purposes. The limits affect insurance programs initiated after June 1986, and phase-in over a three-year period. The company has taken action to limit the impact of this new legislation on its financial results.

Restructuring and Other Charges
Capacity Reductions
In late 1995, as part of the company's ongoing assessment of industry trends and conditions upon its packaging business, a decision was made to curtail certain manufacturing capacity and write down certain unproductive manufacturing equipment to net realizable value resulting in a charge of $10.9 million ($6.6 million after tax or 22 cents per share) in the fourth quarter of 1995. The charge included $7.5 million for asset write-downs to net realizable value and $3.4 million for employment termination costs, benefits and other costs. The estimated net future pretax cash outflows related to this charge is $.7 million. These curtailments are expected to be completed during 1996.

1993 Restructuring Plan
In 1993 plans were developed to undertake a number of actions which included elimination of excess manufacturing capacity through plant closures and consolidations, administrative consolidations and the discontinuance of two aerospace and technologies segment product lines. In connection with these plans, pretax restructuring and other charges of $108.7 million were recorded in the second half of 1993. Charges of $51.4 million ($31.4 million or $1.09 per share) related to glass packaging operations and are included in discontinued operations. The remaining $57.3 million ($34.9 million after tax or $1.22 per share) is included in continuing operations. A summary of these charges follows:



                                                Aerospace and                       Discontinued
(dollars in millions)           Packaging       Technologies        Corporate        Operations           Total
                              -------------   ------------------   -------------   ----------------   ---------------

Asset write-offs and
   write-downs to net
   realizable values               $13.5             $14.2               $1.6           $23.2             $ 52.5
Employment termination costs
   and benefits                     11.0               1.2                -              23.7               35.9
Other                                0.8              13.7                1.3             4.5               20.3
                              -------------   ------------------   -------------   ----------------   ---------------
                                   $25.3             $29.1               $2.9           $51.4             $108.7
                              =============   ==================   =============   ================   ===============

     Employment termination costs and benefits include the effects of work force reductions and pension curtailment losses relating to the metal packaging and glass packaging operations of $14.2 million. Other includes incremental costs associated with the phaseout and disposal of facilities and discontinued product lines with aerospace and technologies.
     Additional charges were recorded in 1995 and 1994 for costs associated with the 1993 decision to exit the visual image generating systems (VIGS) business. Total charges included in restructuring and other for the VIGS business were $8.0 million, $4.0 million and $10.2 million in 1995, 1994 and 1993, respectively.
     Amounts related to the 1993 restructuring plan included in the accompanying Consolidated Balance Sheet at December 31 and the changes in those reserves follow:

                                                          Balance Sheet Caption
                                       ------------------------------------------------------------
                                                        Current       Noncurrent     Discontinued
(dollars in millions)                    Assets       Liabilities     Liabilities     Operations         Total
                                       ------------   -------------   ------------   --------------   ------------

Restructuring and other charges to
   operations in 1993                     $27.0          $20.8           $ 9.5             $51.4          $108.7
Pension curtailments (1)                   (2.4)           -              (5.6)             (6.2)          (14.2)
Noncash items                             (11.5)          (2.0)            -                 -             (13.5)
Cash payments                               -             (3.4)            -                (2.7)           (6.1)
                                       ------------   -------------   ------------   --------------   ------------
Reserve at December 31, 1993               13.1           15.4             3.9              42.5            74.9
Additional provision in 1994                -              4.0             -                 -               4.0
Noncash items                              (5.8)          (5.7)           (0.5)             (0.3)          (12.3)
Cash payments                              (1.4)          (4.7)            -               (11.1)          (17.2)
                                       ------------   -------------   ------------   --------------   ------------
Reserve at December 31, 1994                5.9            9.0             3.4              31.1            49.4
Additional provision in 1995                -              8.0             -                 -               8.0
Related to sale of glass business           -              -               -               (14.8)          (14.8)
Noncash items                              (2.9)           7.4            (3.4)             (7.2)           (6.1)
Cash payments                               -            (10.8)            -                (3.7)          (14.5)
                                       ------------   -------------   ------------   --------------   ------------
Reserve at December 31, 1995              $ 3.0          $13.6          $ --               $ 5.4           $22.0
                                       ============   =============   ============   ==============   ============

(1) The balance sheet effects of pension curtailment costs are included in accrued pension costs and deferred pension expense. Pension funding will occur over an extended period of time.

     Property, plant and equipment and inventory are classified in the respective asset categories at net realizable value within the Consolidated Balance Sheet. Employment costs and termination benefits due to work force reductions are reflected in current liabilities. Of the total restructuring and other reserves outstanding at December 31, 1995, $10.8 million will not impact future cash flows apart from related tax benefits. The balance of the reserves, $11.2 million, represents future pretax cash outflows, which are expected to be expended in 1996.

Debt and Interest Costs
Short-Term Debt
The following table summarizes short-term financing facilities and the related amounts outstanding at December 31:

                                                          1995                                        1994
                                      ----------------------------------------------     -------------------------------
                                                                           Weighted                           Weighted
                                        Total                              Average                            Average
(dollars in millions)                 Available         Outstanding         Rate           Outstanding         Rate
                                      -----------     ---------------    -----------     ---------------    ------------

Uncommitted U.S. bank facilities          $381.0           $ 21.7            6.2%             $17.0             6.0%
Canadian dollar commercial paper            87.9             43.3            6.1%              39.6             6.8%
Asian bank facilities (1)                   80.0             38.5            7.7%              --              --
                                      -----------     ---------------                    ---------------
                                          $548.9           $103.5                             $56.6
                                      ===========     ===============                    ===============

(1) Provide for borrowings by FTB Packaging in U.S. and Asian currencies. Borrowings are without recourse to Ball Corporation.

Long-Term Debt
Long-term debt at December 31 consisted of the following:


(dollars in millions)                                                               1995              1994
                                                                                -------------     -------------

Notes Payable
   Private placements:
     8.09% to 8.75% serial installment notes (8.48% weighted average)
       due through 2012                                                             $110.0            $110.0
     8.20% to 8.57% serial notes (8.35% weighted average)
       due 1999 through 2000                                                          60.0              60.0
     9.82% to 10.00% serial notes (9.97% weighted average)
       due through 1998                                                               45.0              55.0
     9.52% to 9.66% serial notes (9.63% weighted average)
       due through 1998                                                               40.0              60.0
     9.18% Canadian note due 1998                                                      -                21.4
     6.64% notes due 1995                                                              -                20.0
     8.875% installment notes due through 1998                                         6.0               8.0
     6.62% note due January 1996 (1)                                                  20.0               -
Industrial Development Revenue Bonds
   Floating rates (5.10%-6.63% at December 31, 1995) due through 2011                 33.1              34.1
   7.00% to 7.75% due through 2009                                                     -                 2.0
Capital Lease Obligations and Other                                                    7.4              10.7
ESOP Debt Guarantee
   8.38% installment notes due through 1999                                           25.3              30.8
   8.75% installment note due 1999 through 2001                                       25.1              25.1
                                                                                -------------     -------------
                                                                                     371.9             437.1
Less:
   Current portion of long-term debt                                                 (51.5)            (60.1)
                                                                                -------------     -------------
                                                                                    $320.4            $377.0
                                                                                =============     =============

(1) This note was refinanced in January 1996 with long-term, fixed-rate debt due 2004 at 6.62 percent.

     In January 1996 the company issued long-term senior unsecured notes to several insurance companies for $150 million with a weighted average interest rate of 6.7 percent, and maturities from 1997 through 2008. The maturities related to these notes for the years ending December 31, 1997 through 2000, are $2.9 million each year. Maturities of fixed long-term debt obligations outstanding at December 31, 1995, are $57.0 million, $46.0 million, $51.0 million and $50.6 million for the years ending December 31, 1997 through 2000, respectively.
     The company had revolving credit agreements at December 31, 1995, totaling $300 million consisting of a five-year facility for $150 million and 364-day facilities of $150 million in the aggregate. The revolving credit agreements provide for various borrowing rates including borrowing rates based on the London Interbank Offered Rate (LIBOR). The company pays a facility fee on the committed facilities.

     The note, bank credit and industrial development revenue bond agreements, and guaranteed ESOP notes contain similar restrictions relating to dividends, investments, working capital requirements, guarantees and other borrowings. Under the most restrictive covenant in any agreement, approximately $94 million was available for payment of dividends and purchases of treasury stock at December 31, 1995.
     ESOP debt represents borrowings by the trust for the company-sponsored ESOP which have been irrevocably guaranteed by the company. Letters of credit are issued in the ordinary course of business by Ball Corporation of which $31.8 million were outstanding at December 31, 1995, primarily in connection with insurance arrangements. In addition, FTB Packaging issues letters of credit in the ordinary course of business in connection with supplier arrangements and provides guarantees to secure bank financing for its affiliates in the People's Republic of China. At year end, FTB Packaging had outstanding letters of credit and guarantees of approximately $16.0 million and $31.0 million, respectively.
     A summary of total interest cost paid and accrued follows:

(dollars in millions)                   1995             1994            1993
                                    ------------   -------------   -------------
Interest costs                           $29.2          $29.1           $32.2
Amounts capitalized                       (3.5)          (2.2)           (1.7)
                                    ------------   -------------   -------------
   Interest expense                       25.7           26.9            30.5
                                    ------------   -------------   -------------
Gross amount paid during year  (1)       $42.6          $37.6           $47.1
                                    ============   =============   =============

(1) Includes $12.1 million, $14.1 million and $15.4 million for 1995, 1994 and 1993, respectively, allocated to the glass packaging business included in discontinued operations.

Financial and Derivative Instruments and Risk Management
In the ordinary course of business, the company is subject to various risks and uncertainties due, in part, to the highly competitive nature of the industries in which the company participates, its operations in developing markets outside the U.S., volatile costs of commodity materials used in the manufacture of its products, and changing capital markets. Where possible and practicable, the company attempts to minimize these risks and uncertainties.
     The company uses various techniques to minimize its exposure to significant changes in the cost of commodity materials, primarily aluminum, through arrangements with suppliers and, at times, through the use of certain derivative instruments, designated as hedges. Financial derivatives, including interest rate swaps and options and forward exchange contracts, are used when circumstances warrant to manage the company's interest rate and foreign exchange exposure. Interest rate derivatives are used principally to manage the company's mix of floating- and fixed-rate debt within parameters that are consistent with its long-term financial strategy.
Derivative instruments generally are not held for trading purposes.
     Under interest rate swap agreements, the company agrees to exchange with the counter parties the difference between the fixed-rate and floating-rate interest amounts calculated on the notional amounts. Interest rate swap agreements outstanding at December 31, 1995, had notional amounts of $117 million at a fixed rate and $25 million at a floating rate, or a net fixed-rate position of $92 million. Fixed-rate agreements with notional amounts of $50 million included an interest rate floor. These swap agreements effectively change the rate upon which interest expense is determined from a floating rate to a fixed rate of interest. Interest rate swap agreements had notional amounts of $75 million at a fixed rate and $109 million at a floating rate, or a net floating-rate position of $34 million at December 31, 1994.
     The related notional amounts of interest rate swaps and options serve as the basis for computing the cash flow due under these agreements but do not represent the company's exposure through its use of these instruments. Although these instruments involve varying degrees of credit and interest risk, the counter parties to the agreements involve financial institutions which are expected to perform fully under the terms of the agreements.

     The fair value of all nonderivative financial instruments approximates their carrying amounts with the exception of long-term debt. Rates currently available to the company for loans with similar terms and maturities are used to estimate the fair value of long-term debt based on discounted cash flows. The fair value of derivatives generally reflects the estimated amounts that the company would pay or receive upon termination of the contracts at December 31, taking into account any unrealized gains or losses of open contracts.

                                                          1995                           1994
                                              ---------------------------    ----------------------------
                                               Carrying          Fair         Carrying           Fair
(dollars in millions)                           Amount           Value         Amount            Value
                                              ----------       ----------    ------------    ------------

Long-term debt                                  $371.9           $405.1        $437.1           $448.5
Unrealized net loss on derivative
   contracts relating to debt                      -                4.9           -                2.3
Unrealized loss on derivative contracts
   relating to aluminum can and end sheet          -                2.4           -                -

Leases
Noncancellable operating leases in effect at December 31, 1995, require rental payments of $16.0 million, $12.6 million, $7.9 million, $6.0 million and $4.2 million for the years 1996 through 2000, respectively, and $18.2 million for years thereafter. Lease expense for all operating leases was $18.1 million, $14.1 million and $15.5 million in 1995, 1994 and 1993, respectively.

Taxes on Income
The amounts of income (loss) from continuing operations before income taxes by national jurisdiction follow:

(dollars in millions)                1995             1994             1993
                                 -------------    -------------    -------------
Domestic                              $60.6            $80.7             $7.2
Foreign                                16.3             15.2             (7.3)
                                 -------------    -------------    -------------
                                      $76.9            $95.9            $(0.1)
                                 =============    =============    =============

     The provision for income tax expense (benefit) for continuing operations was comprised as follows:

(dollars in millions)                 1995             1994             1993
                                 -------------    -------------    -------------
Current
   U.S.                              $ 13.1            $21.3           $ 18.0
   State and local                      4.4              5.1             (0.4)
   Foreign                              2.2              0.9              0.6
                                 -------------    -------------    -------------
     Total current                     19.7             27.3             18.2
                                 -------------    -------------    -------------
Deferred
   U.S.                                 3.2              1.8            (16.6)
   State and local                     (0.3)            (0.5)            (0.8)
   Foreign                              3.8              5.8             (2.8)
                                 -------------    -------------    -------------
     Total deferred                     6.7              7.1            (20.2)
                                 -------------    -------------    -------------
Provision for income tax
   expense (benefit)                 $ 26.4            $34.4          $  (2.0)
                                 =============    =============    =============

     Provision is not made for additional U.S. or foreign taxes on undistributed earnings of controlled foreign corporations where such earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might become payable upon the eventual remittance of the foreign earnings for which no provision has been made.

     The provision for income tax expense (benefit) recorded within the Consolidated Statement of (Loss) Income differs from the amount of income tax expense (benefit) determined by applying the U.S. statutory federal income tax rate to pretax income (loss) from continuing operations as a result of the following:

(dollars in millions)                                              1995             1994              1993
                                                               -------------    -------------     -------------

Statutory U.S. federal income tax (benefit)                        $ 26.9           $ 33.5            $ --
Increase (decrease) due to:
   Company-owned life insurance                                      (5.4)            (4.1)             (3.7)
   State and local income taxes, net                                  2.3              2.8              (0.9)
   Amortization of goodwill and other intangibles                     0.4              0.4               0.4
   Foreign tax rate differentials                                     0.4              1.4               1.2
   U.S. taxes provided on earnings of foreign affiliates              2.3              0.1               0.5
   Other, net                                                        (0.5)             0.3               0.5
                                                               -------------    -------------     -------------
Provision for income tax expense (benefit)                         $ 26.4           $ 34.4             $(2.0)
                                                               =============    =============     =============
Effective income tax rate expressed
   as a percentage of pretax income (loss)                          34.4%            35.9%              N.M.
                                                               =============    =============     =============

N.M. - Not meaningful.

     The  significant  components  of  deferred  tax   (assets)  liabilities  at
     December 31 were:

(dollars in millions)                              1995              1994
                                               -------------     -------------
Deferred tax assets:
   Deferred compensation                          $ (18.9)          $ (16.6)
   Accrued employee benefits                        (39.2)            (42.3)
   Restructuring and other reserves                 (16.4)            (13.6)
   Other                                            (36.1)            (24.6)
                                               -------------     -------------
Total deferred tax assets                          (110.6)            (97.1)
                                               -------------     -------------

Deferred tax liabilities:
   Depreciation                                      99.8             100.8
   Other                                             12.6              15.9
                                               -------------     -------------
Total deferred tax liabilities                      112.4             116.7
                                               -------------     -------------

Net deferred tax liabilities                       $  1.8            $ 19.6
                                               =============     =============

     Total income tax payments, including amounts accrued in prior years, were $26.5 million, $18.5 million and $34.7 million for 1995, 1994 and 1993, respectively.

Pension Benefits
The company's noncontributory pension plans cover substantially all U.S. and Canadian employees meeting certain eligibility requirements. The defined benefit plans for salaried employees provide pension benefits based on employee compensation and years of service. Plans for hourly employees provide benefits based on fixed rates for each year of service. The company's policy is to fund the plans on a current basis to the extent deductible under existing tax laws and regulations and in amounts sufficient to satisfy statutory funding requirements. Plan assets consist primarily of fixed income securities and common stocks.

     The cost of pension benefits, including prior service cost, is recognized over the estimated service periods of employees based upon respective pension plan benefit provisions. The composition of pension expense for salaried and hourly employee pension plans, excluding curtailments and settlements, follows:

(dollars in millions)                                              1995             1994              1993
                                                               -------------    -------------     -------------

Service cost  -  benefits earned during the period                $   9.5           $ 12.5            $ 11.6
Interest cost on projected benefit obligation                        31.5             28.8              26.8
Investment return on plan assets                                    (77.6)             9.6             (49.0)
Net amortization and deferral                                        42.3            (39.3)             19.7
                                                               -------------    -------------     -------------
Net periodic pension expense                                          5.7             11.6               9.1
   Net periodic pension expense of discontinued operations
     included above                                                  (5.4)            (8.2)             (7.1)
                                                               -------------    -------------     -------------
Net periodic pension expense of continuing operations                 0.3              3.4               2.0
   Expense of defined contribution plans                              0.8              0.9               0.9
                                                               -------------    -------------     -------------
Total pension expense                                             $   1.1           $  4.3             $ 2.9
                                                               =============    =============     =============

     A net curtailment loss of $18.6 million was recognized in conjunction with the sale of the glass business in 1995 which is included as part of the net loss on the disposition attributable to discontinued operations. A net curtailment and settlement loss of $12.3 million was recognized in 1993 in conjunction with the decision to close certain packaging operations and in connection with the Alltrista spin-off.
     The funded status of the plans at December 31, which includes amounts attributable to the glass packaging business, follows:

                                                                      1995                                 1994
                                                         --------------------------------     --------------------------------
                                                            Assets          Accumulated          Assets          Accumulated
                                                            Exceed            Benefits           Exceed           Benefits
                                                          Accumulated          Exceed          Accumulated         Exceed
(dollars in millions)                                      Benefits            Assets           Benefits           Assets
                                                         --------------     -------------     --------------    --------------

Vested benefit obligation                                    $187.6             $193.0            $148.2            $147.9
Nonvested benefit obligation                                    4.1                9.1               5.3              24.5
                                                         --------------     -------------     --------------    --------------
Accumulated benefit obligation                                191.7              202.1             153.5             172.4
   Effect of projected future compensation                     20.6                0.7              21.5               0.3
                                                         --------------     -------------     --------------    --------------
Projected benefit obligation                                  212.3              202.8             175.0             172.7
                                                         --------------     -------------     --------------    --------------
Plan assets at fair value                                     222.7              160.2             188.3             118.5
                                                         --------------     -------------     --------------    --------------
Plan assets in excess of (less than)
   projected benefit obligation                                10.4              (42.6)             13.3             (54.2)
Unrecognized transitional asset at
   January 1, 1987, net of amortization                       (15.7)              (1.0)            (18.7)             (1.8)
Prior service cost not yet recognized in
   net periodic pension cost                                    1.1                5.2               2.9              28.4
Unrecognized net loss since initial
   application of SFAS No. 87                                  29.5               14.2              19.3              12.5
Additional minimum pension liability                            -                (17.7)              -               (39.1)
                                                         --------------     -------------     --------------    --------------
Prepaid (accrued) pension cost                               $ 25.3             $(41.9)           $ 16.8            $(54.2)
                                                         ==============     =============     ==============    ==============

Actuarial assumptions used for plan calculations were:

   Discount rate                                          7.50-8.75%        7.50-8.75%         8.75-9.75%        8.75-9.75%
   Assumed rate of increase in future compensation           4.0%                -                4.0%                -
   Expected long-term rates of return on assets           10.2-10.5%         10.0-10.5%           10.5%          10.0-10.5%

     Where two discount rates are provided in the table above, the higher rate in each case pertains to the company's Canadian pension plans.
     The additional minimum liability for plans having unfunded accumulated benefit obligations was $17.7 million and $39.1 million at December 31, 1995 and 1994, respectively. The 1995 and 1994 additional minimum liabilities were partially offset by intangible assets of $5.0 million and $28.4 million, respectively. The remainder, $7.8 million in 1995 and $6.7 million in 1994, net of tax benefits, was recognized as a component of shareholders' equity.
     In May 1996, Ball-Foster agreed to assume the pension liabilities for former hourly glass employees. The projected benefit obligation associated with the assumed pension liabilities was approximately $118.1 million at the date of transfer. Plan assets of $103.7 million, including $18.8 million which the company funded in 1996, were transferred to the new plan assumed by Ball-Foster.

Other Postretirement and Postemployment Benefits
The company sponsors various defined benefit and defined contribution postretirement benefit plans which provide retirement health care and life insurance benefits to substantially all employees. In addition, employees may qualify for long-term disability, medical and life insurance continuation and other postemployment benefits upon termination of active employment prior to retirement. All of the company-sponsored plans are unfunded and, with the exception of life insurance benefits, are self-insured.
     Effective January 1, 1993, the company adopted two accounting standards for these benefit costs, SFAS No. 106, "Employers' Accounting for Postretirement
Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Under SFAS No. 106, postretirement benefits are accrued on an actuarial basis over the period from the date of hire to the date of full eligibility for employees and covered dependents who are expected to qualify for such benefits. Similarly, SFAS No. 112 requires accrual accounting so that other postemployment benefits are accrued when it is determined that a liability has been incurred.

Postretirement Medical and Life Insurance Benefits
Postretirement health care benefits are provided to substantially all of the company's U.S. and Canadian employees. In Canada, the company provides supplemental medical and other benefits in conjunction with the Canadian national health care plan. Most U.S. salaried employees who retired prior to 1993 are covered by noncontributory defined benefit medical plans with capped lifetime benefits. The company provides a fixed subsidy toward each retiree's future purchase of medical insurance for U.S. salaried and substantially all nonunion hourly employees retiring after January 1, 1993. Hourly employees within the U.S. metal food container business are covered by noncontributory defined benefit medical plans with caps on the annual cost per capita to the company. Life insurance benefits are noncontributory. The company has no commitments to increase monetary benefits provided by any of the postretirement benefit plans.
     Contributions to multi-employer health and welfare plans, which are not included in periodic postretirement benefit cost, were $3.0 million in 1995 for the period through September 15, $4.0 million in 1994 and $3.8 million in 1993, and were related to union employees within the discontinued glass packaging business.
     In connection with the adoption of SFAS No. 106, the company elected immediate recognition of the previously unrecognized transition obligation through a pretax, noncash charge to earnings as of January 1, 1993, in the amount of $46.0 million ($28.5 million after tax). Since Heekin had adopted SFAS No. 106 prior to being acquired, its obligation for postretirement benefits was assumed by the company and was not included in the cumulative effect of adopting the new accounting standard. The accumulated postretirement benefit obligation
(APBO) represents, at the date of adoption, the full liability for postretirement benefits expected to be paid with respect to retirees and fully eligible active employees, and a pro rata portion of the benefits expected to be paid with respect to active employees not yet fully eligible.

     The company recorded curtailment and settlement gains in 1995 in connection with the sale of the glass business of $8.4 million which is included as part of the net loss on the disposition attributable to discontinued operations. Net periodic postretirement benefit cost, excluding curtailments and settlements, included $1.0 million, $1.9 million and $1.8 million for 1995, 1994 and 1993, respectively, related to the discontinued glass packaging business, and was comprised of the following components:


                                                                           U.S.          Foreign
(dollars in millions)                                                      Plans          Plans          Total
                                                                         ----------    ------------    ----------

1995
Service cost - benefits attributed to service during the period             $1.0           $0.1            $1.1
Interest cost on accumulated postretirement benefit obligation               4.1            1.3             5.4
Net amortization and deferral                                               (0.3)           -              (0.3)
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost                                    $4.8           $1.4            $6.2
                                                                         ==========    ============    ==========

1994
Service cost - benefits attributed to service during the period             $1.4           $0.1            $1.5
Interest cost on accumulated postretirement benefit obligation               4.1            1.2             5.3
Net amortization and deferral                                                0.6            0.1             0.7
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost                                    $6.1           $1.4            $7.5
                                                                         ==========    ============    ==========

1993
Service cost - benefits attributed to service during the period             $1.3           $0.1            $1.4
Interest cost on accumulated postretirement benefit obligation               4.3            1.1             5.4
Net amortization and deferral                                                0.1           (0.1)            -
                                                                         ----------    ------------    ----------
Net periodic postretirement benefit cost                                    $5.7           $1.1            $6.8
                                                                         ==========    ============    ==========

     The health care cost trend rates used to value the APBO are assumed to decline to 5.0 percent after the year 2002. A one percentage point increase in these rates would increase the APBO by $5.1 million at December 31, 1995, and would have increased the service and interest components of net periodic postretirement benefit cost by $.5 million in 1995.
     The status of the company's unfunded postretirement benefit obligation at December 31, which includes amounts attributable to the glass packaging business, follows:

                                                              1995                                      1994
                                               ------------------------------------     -------------------------------------
                                                U.S.         Foreign                     U.S.         Foreign
(dollars in millions)                           Plans         Plans         Total        Plans         Plans         Total
                                               ---------    ----------    ---------    ----------    ---------     ----------

Accumulated postretirement
   benefit obligation (APBO):
   Retirees                                      $33.4        $13.2         $46.6        $28.7         $11.2         $39.9
   Fully eligible active plan participants         8.3          0.9           9.2          7.3           0.8           8.1
   Other active plan participants                 16.7          1.4          18.1         15.0           1.1          16.1
                                               ---------    ----------    ---------    ----------    ---------     ----------
                                                  58.4         15.5          73.9         51.0          13.1          64.1
Prior service cost not yet recognized in net
   periodic postretirement benefit cost           (1.5)         0.8          (0.7)        (1.9)          0.9          (1.0)
Unrecognized net (loss) gain from experience
   and assumption changes                         (1.1)        (4.6)         (5.7)        13.8          (2.9)         10.9
                                               =========    ==========    =========    ==========    =========     ==========
Accrued postretirement benefit obligation        $55.8        $11.7         $67.5        $62.9         $11.1          $74.0
                                               =========    ==========    =========    ==========    =========     ==========

Assumptions used to measure the APBO were:

Discount rate                                    7.50%        8.75%                      8.75%         9.75%

Health care cost trend rates:
   Canadian                                         -         12.00%                       -           12.00%
   U.S. Pre-Medicare                             10.00%          -                       11.00%          -
   U.S. Post-Medicare                             7.80%          -                        8.10%          -



Other Postemployment Benefits
Effective January 1, 1993, the company adopted SFAS No. 112 and recorded a pretax charge of $10.0 million ($6.2 million after tax) to recognize the cumulative effect on prior years. The annual charge in connection with related benefits was $2.6 million, $2.2 million and $2.1 million in 1995, 1994 and 1993, respectively, including $.8 million, $.9 million and $.6 million, for 1995, 1994 and 1993, respectively, attributable to the glass business and included in discontinued operations.

Other Benefit Plans
Substantially all U.S. salaried employees and certain U.S. nonunion hourly employees who participate in the company's 401(k) salary conversion plan and meet eligibility requirements automatically participate in the company's ESOP. Cash contributions to the ESOP trust, including preferred dividends, are used to service the ESOP debt and were $10.2 million, $9.5 million and $8.8 million for 1995, 1994 and 1993, respectively. Total interest paid by the ESOP trust for its borrowings was $4.7 million, $5.1 million and $5.4 million for 1995, 1994 and 1993, respectively.

Shareholders' Equity
At December 31, 1995, the company had 120 million shares of common stock and 15 million shares of preferred stock authorized, both without par value. Preferred stock includes 600,000 authorized but unissued shares designated as Series A Junior Participating Preferred Stock and 2,100,000 authorized shares designated as Series B ESOP Convertible Preferred Stock (Series B ESOP Preferred). There were 1,786,852 shares of Series B ESOP Preferred outstanding at December 31, 1995.
     The Series B ESOP Preferred has a stated value and liquidation preference of $36.75 per share and cumulative annual dividends of $2.76 per share. The Series B ESOP Preferred shares are entitled to 1.3 votes per share and are voted with common shares as a single class upon matters submitted to a vote of the company's shareholders. Effective April 2, 1993, in accordance with the antidilution provisions, the conversion price of the Series B ESOP Preferred was adjusted to $31.813 per share from $36.75 per share and the conversion ratio was adjusted to 1.1552 shares of company common stock for each share of Series B ESOP Preferred. These adjustments had no impact on the stated value and liquidation preference of $36.75 per share.
     Under the company's Shareholder Rights Plan, adopted in 1986, one Preferred Stock Purchase Right is attached to each outstanding share of common stock of the company. If a person or group acquires 20 percent or more of the company's outstanding common stock (or upon occurrence of certain other events), the rights (other than those held by the acquiring person) become exercisable and generally entitle the holder to purchase shares of common stock of the company at a 50-percent discount. The rights, which expire in August 1996, are redeemable by the company at a redemption price of five cents per right and trade with the common stock. Exercise of such rights would cause substantial dilution to a person or group attempting to acquire control of the company without the approval of the company's board of directors. The rights would not interfere with any merger or other business combinations approved by the board of directors. In January 1996 the board of directors adopted a new shareholder rights plan effective upon termination of the current plan in August 1996. The new plan is similar to the existing plan, with the exception that under the new plan, the percentage of the company's outstanding common stock acquired by a person or group which cause the rights to become exercisable is reduced to 15 percent, and the redemption price is reduced to one cent per right. The new plan expires in the year 2006.
     Common shares were reserved at December 31, 1995, for future issuance under the employee stock purchase, stock option, dividend reinvestment and restricted stock plans, as well as to meet conversion requirements of the Series B ESOP Preferred.
     In  connection   with  the  employee   stock  purchase  plan,  the  company
contributes 20 percent of up to $500 of each participating employee's monthly payroll deduction. Company contributions for this plan for continuing operations were approximately $1.6 million in each of 1995, 1994 and 1993.
     The company has several stock option plans under which options to purchase shares of common stock have been granted to officers and key employees of the company and its subsidiaries at not less than the market value of the stock at the date of grant. Payment must be at the time of exercise in cash or with shares of stock owned by the option holder which are valued at fair market value on the exercise date. Options terminate ten years from date of grant and are exercisable in four equal installments commencing one year from date of grant. Several option plans provide for, among other things, the discretionary grant of stock appreciation rights in tandem with options and certain antidilution provisions.

     A summary of stock option activity for the years ended December 31 follows:

                                                       1995                                         1994
                                    -------------------------------------------  -------------------------------------------
                                        Shares             Price Range               Shares             Price Range
                                    --------------- ---------------------------  ---------------  --------------------------

Outstanding at beginning of year        1,779,448   $21.150   -   $38.500            1,674,970    $12.960   -   $38.500
   Exercised                             (495,405)  $21.150   -   $35.970             (122,283)   $12.960   -   $28.950
   Granted                                295,700   $35.625                            299,500    $26.375   -   $28.250
   Canceled                              (175,921)  $21.150   -   $38.500              (72,739)   $21.360   -   $38.500
                                    ---------------                               ---------------
Outstanding at end of year              1,403,822   $21.360   -   $38.500            1,779,448    $21.150   -   $38.500
                                    ===============                               ===============
Exercisable at end of year                875,813   $21.360   -   $38.500            1,170,574    $21.150   -   $38.500
                                    ===============                               ===============
Reserved for future grants              1,003,057                                    1,132,011
                                    ===============                               ===============

Research and Development
Research and development costs are expensed as incurred in connection with the company's internal programs for the development of products and processes. Costs incurred in connection with these programs amounted to $13.4 million, $12.5 million and $15.7 million for the years 1995, 1994 and 1993, respectively.

Contingencies
On July 27, 1994, Onex Corporation (Onex) initiated arbitration before the International Chamber of Commerce, alleging that the company was in breach of a joint venture agreement dated September 15, 1988. Onex's demand represented a claim against the company for approximately $30 million. The company denied the allegations of Onex's complaint. On August 1, 1995, the Arbitral Tribunal decided the case in favor of Ball Corporation. The parties had previously agreed to be bound by the decision of the Tribunal.
     From time to time, the company is subject to routine litigation incidental to its business. Additionally, the U.S. Environmental Protection Agency has designated the company as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. However, the company's information at this time does not indicate that these matters will have a material, adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the company.

Quarterly Results of Operations (Unaudited)

(dollars in millions except per share amounts)        First         Second          Third         Fourth
                                                     Quarter        Quarter        Quarter        Quarter          Total
                                                    -----------    ----------     ----------     ----------     -------------

1995
Net sales                                              $422.5         $557.4         $595.7         $470.2        $2,045.8
                                                    -----------    ----------     ----------     ----------     -------------
Gross profit                                             52.1           59.8           55.3           42.0           209.2
                                                    -----------    ----------     ----------     ----------     -------------
Net income (loss) from:
   Continuing operations (1)                             14.8           17.8           16.7            2.6            51.9
   Discontinued operations (2)                            1.5            4.1          (74.0)          (2.1)          (70.5)
                                                    -----------    ----------     ----------     ----------     -------------
Net (loss) income                                        16.3           21.9          (57.3)           0.5           (18.6)
Preferred dividends, net of tax benefit                  (0.8)          (0.8)          (0.7)          (0.8)           (3.1)
                                                    -----------    ----------     ----------     ----------     -------------
Net (loss) earnings attributable to
   common shareholders                                 $ 15.5         $ 21.1         $(58.0)        $ (0.3)       $  (21.7)
                                                    ===========    ==========     ==========     ==========     =============
(Loss
(Loss) earnings per share of common stock:
   Continuing operations (1)                          $ 0.47         $ 0.57         $ 0.53         $ 0.06          $  1.63
   Discontinued operations (2)                          0.05           0.13          (2.46)         (0.07)           (2.35)
                                                    -----------    ----------     ----------     ----------     -------------
                                                      $ 0.52         $ 0.70         $(1.93)        $(0.01)         $ (0.72)
                                                    ===========    ==========     ==========     ==========     =============
Fully diluted (loss) earnings per share: (3)
   Continuing operations                              $ 0.44         $ 0.53         $ 0.50         $ 0.06          $  1.54
   Discontinued operations (2)                          0.05           0.13          (2.28)         (0.07)           (2.18)
                                                    -----------    ----------     ----------     ----------     -------------
                                                      $ 0.49         $ 0.66         $(1.78)        $(0.01)         $ (0.64)
                                                    ===========    ==========     ==========     ==========     =============

1994
Net sales                                             $403.8         $482.6         $520.1         $436.3        $1,842.8
                                                    -----------    ----------     ----------     ----------     -------------
Gross profit                                            44.2           57.7           66.1           59.8           227.8
                                                    -----------    ----------     ----------     ----------     -------------
Net income from:
   Continuing operations                                 9.8           14.9           20.3           19.0            64.0
   Discontinued operations                               0.7            2.3            3.0            3.0             9.0
                                                    -----------    ----------     ----------     ----------     -------------
Net income                                              10.5           17.2           23.3           22.0            73.0
Preferred dividends, net of tax benefit                 (0.8)          (0.8)          (0.8)          (0.8)           (3.2)
                                                    -----------    ----------     ----------     ----------     -------------
Net earnings attributable to common shareholders
                                                      $  9.7         $ 16.4         $ 22.5         $ 21.2         $  69.8
                                                    ===========    ==========     ==========     ==========     =============

Earnings per share of common stock:
   Continuing operations                              $ 0.31         $ 0.47         $ 0.66         $ 0.61         $   2.05
   Discontinued operations                              0.02           0.08           0.10           0.10             0.30
                                                    -----------    ----------     ----------     ----------     -------------
                                                      $ 0.33         $ 0.55         $ 0.76         $ 0.71         $   2.35
                                                    ===========    ==========     ==========     ==========     =============
Fully diluted earnings per share:
   Continuing operations                              $ 0.29         $ 0.45         $ 0.62         $ 0.57          $  1.92
   Discontinued operations                              0.02           0.07           0.09           0.09             0.28
                                                    -----------    ----------     ----------     ----------     -------------
                                                      $ 0.31         $ 0.52         $ 0.71         $ 0.66          $  2.20
                                                    ===========    ==========     ==========     ==========     =============

(1) Includes a net gain of $3.8 million ($2.8 million after tax or 9 cents per share) in the first quarter for the gain on sale of Efratom, net of a charge related to exit the VIGS business. The fourth quarter includes a charge of $10.9 million ($6.6 million after tax or 22 cents per share) for restructuring and other charges. See the note, "Restructuring and Other Charges."
         First quarter 1995 results have been restated from amounts originally reported due to the second quarter adoption of LIFO accounting, retroactive to January 1, 1995. The impact of the change on the first quarter was an increase in cost of sales and corresponding decrease in gross profit of $5.4 million ($3.3 million after tax or 11 cents per share). The per share impact of this accounting change was 11 cents, 6 cents and 7 cents for the second, third and fourth quarters of 1995, respectively.
(2) Discontinued operations include a charge of $111.1 million for the loss on the sale of the glass business to Ball-Foster in 1995. The total charge is comprised of a loss of $113.3 million ($78.1 million after tax or $2.59 per share) recorded in the third quarter, net of a $2.2 million gain ($1.4 million after tax or 4 cents per share) recorded in the fourth quarter. See the note, "Dispositions."
(3) The fully diluted loss per share in fourth quarter of 1995 is the same as the net loss per common share because the assumed exercise of stock options and conversion of the preferred stock would have been antidilutive for continuing operations.

Earnings per share calculations for each quarter are based on the weighted average shares outstanding for that period. As a result, the sum of the quarterly amounts may not equal the annual earnings per share amount.